SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. )*

EMRISE Corporation
(Name of Issuer)

Common Stock, par value $0.0033 per share
(Title of Class of Securities)

29246J200 (Common Stock)
(CUSIP Number)

Bruce R. Kraus, Esq.
Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178
(212) 808-7714

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29246J200	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Echo Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 543,477 share of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 543,477 share of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 543,477 share of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29246J200	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS David J. Brand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 543,477 share of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 543,477 share of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 543,477 share of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29246J200	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.0033 per share (the “Common Stock”), of EMRISE Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2530 Meridian Parkway, Durham, North Carolina 27713.

Item 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is filed jointly by Echo Holdings, LLC, a Delaware limited liability company (“Echo”) and David J. Brand, the Managing Member of Echo (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1. The principal business address of Echo is 120 Old Post Road, Suite AWRE, Rye, New York 10580.

The principal business of Echo is to invest in the debt and equity securities of the Issuer, and to engage in such other activities as its Managing Member deems necessary and advisable.  The principal business of David J. Brand is to act as Managing Member of Echo.  Mr. Brand is also the Co-Founder and Managing Member of Sagamore Capital Group LLC, a private equity firm. The principal business address of Sagamore Capital Group LLC is 750 Lexington Avenue, 15th Floor, New York, New York 10022.   Mr. Brand is a citizen of the United States of America.

During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 14, 2014, Echo entered into four agreements: the Securities Purchase Agreement by and between Joanne Couse and Echo (the “Couse Agreement”); the Securities Purchase Agreement by and between The Thomas PM Couse Family Trust and Echo (the “Trust Agreement”); the Stock Purchase Agreement by and between Charles S. Brand and Echo (the “Brand Agreement”); and the Note Option Agreement by and between Charles S. Brand and Echo (the “Note Option Agreement,” and together with the Couse Agreement, the Trust Agreement and the Brand Agreement, the “Agreements”).

Pursuant to the Couse Agreement, the Trust Agreement and the Brand Agreement, Echo has purchased: (i) 543,477 shares of Common Stock reported in this Schedule 13D for a cash purchase price of $0.30 per share for an aggregate price of $163,043.10, and (ii) two Subordinated Contingent Secured Promissory Notes, due December 15, 2014, with aggregate principal amount outstanding of $526,661.62, issued by EMRISE Electronics Corporation (“EEC”), guaranteed by the Issuer and secured by all of the assets of its Pascall Electronics Limited, XCEL Power Systems, Ltd. and CXR Larus Corporation subsidiaries (the “Subsidiaries”) (the “Couse Notes”) for 85% of principal amount representing a total cash purchase price of $447,662.36.

Pursuant to the Note Option Agreement, Echo has been appointed Attorney-in-Fact pursuant to an Irrevocable Power of Attorney (the “POA”) described in more detail under Item 6 below and entered into a Put/Call Agreement with Charles S. Brand. The Put/Call Agreement provides Charles S. Brand with the right to require Echo to purchase a Subordinated Contingent Secured Promissory Note, due December 15, 2014 with aggregate principal amount outstanding of $1,750,546.43, issued by EEC, guaranteed by the Issuer and secured by all of the assets of the Subsidiaries (the “CB Note,” and together with the Couse Notes, the “Notes”), and provides Echo with the right to require Charles S. Brand to sell the CB Note at a future date.  The price for such put or call of the CB Notes is subject to adjustments based on a number of factors including receipt of principal and interest payments on the CB Note, subject to a maximum cash consideration of 85% of the current principal amount outstanding or $1,487,964.47.

CUSIP No. 29246J200	SCHEDULE 13D	Page 5 of 7 Pages

Funds for the cash portion of these purchases have been or will be derived from the available working capital of Echo.  None of the funds used to purchase the shares of Common Stock, the Couse Notes or the CB Notes have been or will be provided directly or indirectly through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

Echo purchased the Common Stock and the Couse Notes, and entered into the POA and the Put/Call Agreement for investment purposes.  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of Directors (the “Board”) of the Issuer regarding its financial performance and announced evaluation of strategic alternatives.

The Issuer also initiated discussions with Charles S. Brand in the fall of 2013 regarding the Notes and his potential interest in amending the Notes to extend the maturity beyond the current December 15, 2014 maturity date.  In the past, the Note holders have agreed to amend the Notes to extend the maturity date.  The Reporting Persons and the Issuer recently discussed the Agreements, the maturity as well as certain other items regarding the Notes.  At this time, the Reporting Persons have no intention of extending the maturity date or modifying any other terms of the Notes.

The Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer or may dispose of any or all of the shares, the Notes or other securities of the Issuer from time to time depending upon an ongoing evaluation of such securities, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other considerations.

Further, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the Board (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, strategy, financial results, budgets, ownership structure, management team composition, board composition (which may include a request that a representative(s) of the Reporting Persons be nominated for election to, or appointed to, the board of directors of the Issuer).  The Reporting Persons may propose concepts and strategies that are consistent with, that complement, or that diverge from the Issuer’s current and future strategy and initiatives.  The concepts and strategies the Reporting Persons may propose could, if effected, result in the acquisition by related or unrelated parties of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the Board or management of the Issuer.  In particular, should the Issuer’s financial performance continue to weaken or the current process of evaluating of strategic alternatives fail to yield, within a reasonable time here from, an actionable opportunity to enhance long-term shareholder value, the Reporting Persons may in the future suggest that the Board consider additional alternatives including any or all of the foregoing.

The Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer’s securities on a continuing basis and may, at any time and from time to time, reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

As described above in Item 3 and incorporated by reference here, Echo entered into the Couse Agreement, the Trust Agreement and the Brand Agreement, pursuant to which Echo has acquired 543,477 shares of Common Stock and the Couse Notes with an aggregate principal amount of $526,661.62 currently outstanding.  The Agreements were privately negotiated.

The foregoing 543,477 shares of Common Stock represent approximately 5.1% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 10,707,337 shares of Common Stock outstanding as of November 12, 2013, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 29246J200	SCHEDULE 13D	Page 6 of 7 Pages

Except as set forth in Item 3 of this Schedule, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

As described above in Item 3, Echo entered into the Couse Agreement, the Trust Agreement and the Brand Agreement, pursuant to which Echo has acquired 543,477 shares of Common Stock and the Couse Notes.

Pursuant to the Note Option Agreement, Echo has entered into the Put/Call Agreement that provides Echo with the right or obligation, as the case may be, to purchase the CB Notes.  Substantially concurrent with the execution and delivery of the Put/Call Agreement, the current holder of the CB Notes, Charles S. Brand, has granted Echo the POA.

Pursuant to the POA, Charles S. Brand has irrevocably granted Echo a power of attorney (coupled with an interest in the CB Notes) to take any and all actions that Echo deems necessary or advisable, in its sole discretion, in the name of and for and on behalf of Charles S. Brand, with respect to all matters incident to the enforcement, restatement, renegotiation or amendment of the CB Notes.  Echo has also been appointed as collateral agent under the Security Agreement between EEC, the Issuer, the Subsidiaries and the holders of the Notes pertaining to the collateral that secures the Notes.  In consideration of Echo agreeing to act as collateral agent and attorney-in-fact under the POA, Echo will receive a management fee equal to all payments received with respect to the CB Notes other than principal payments.

Other than the joint filing agreement and the Agreements filed as exhibits hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, dated January 24, 2014.
2	Securities Purchase Agreement by and between Joanne Couse and Echo Holdings, LLC
3	Securities Purchase Agreement by and between The Thomas PM Couse Family Trust and Echo Holdings, LLC
4	Stock Purchase Agreement by and between Charles S. Brand and Echo Holdings, LLC
5	Note Option Agreement by and between Charles S. Brand and Echo Holdings, LLC

CUSIP No. 29246J200	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014

Echo Holdings, LLC

By:	/s/ David J. Brand
Name:	David J. Brand
Title:	Managing Member

By:	/s/ David J. Brand
Name:	David J. Brand